

May 25, 2021

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> **Re: Chipotle Mexican Grill, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K dated May 21, 2021**
> **File No. 001-32731**

Dear Mr. Hartung:

We have reviewed your May 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

Form 8-K dated May 21, 2021

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year., page 1

1.	We note the recent amendment to your bylaws pursuant to which you adopted an exclusive forum provision. Please confirm that in future filings, including as required by Form 10-Q and Form 10-K, you will include appropriate disclosure describing the provision, discussing the risks of the provision to investors, and addressing any uncertainty about the enforceability of the provision.

You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services